

Mail Stop 3561

November 2, 2015

Paul F. Marina
President, Chief Executive Officer and Chief Financial Officer
Hometown International, Inc.
25 E. Grant Street
Woodstown, NJ 08098

> **Re: Hometown International, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 19, 2015**
> **File No. 333-207488**

Dear Mr. Marina:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations, page F-16

1. We note that the three months ended June 30, 2014 condensed consolidated statement of operations was restated to add $10,564 of operating expenses. Please revise to clearly label the three months ended June 30, 2014 condensed consolidated statement of operations as restated. In addition, revise your footnotes to disclose that a previously issued financial statement has been restated along with a narrative description of the nature of each of the errors. For each financial statement line item affected by the

restatements, please reconcile in table format between the previously reported and restated amounts. Refer to ASC 250-10-50-7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Adam Phippen, Staff Accountant, at (202) 551-3336 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products